UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 2, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Investor Relations Lucía Domville Lucia.domville@grayling.com Tel: (646) 284-9416

TGS Reports Second Quarter 2010 Results

FOR IMMEDIATE RELEASE: Monday, August 2, 2010

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net loss of Ps. 22.9 million, or Ps. 0.029 per share (Ps. 0.144 per ADS), for the three-month period ended June 30, 2010, compared to a net income of Ps. 24.6 million, or Ps. 0.031 per share (Ps. 0.155 per ADS), recorded in the same 2009 period.

The variation is mainly attributable to a Ps. 54.6 million adjustment made related to the 20% tariff increase trade receivable registered in December 2009, as most of it will be billed and cashed in the long-term in monthly installments with no interest.

Net income for the first half of 2010 was Ps. 52.5 million, or Ps. 0.066 per share (Ps. 0.330 per ADS), which compares to Ps. 12.9 million, or Ps. 0.016 per share (Ps. 0.081 per ADS), in the same last year period. Higher net income mainly stems from an increase in the operating income associated with the recovery of the propane, butane and natural gasoline international prices.

Second Quarter 2010 vs. Second Quarter 2009

In the three-month period ended June 30, 2010, TGS posted total net revenues of Ps. 384.8 million, up from Ps. 337.9 million recorded in the second quarter of 2009.

Natural Gas Transportation revenue for the second quarter of 2010 was Ps. 146.2 million, compared to the Ps. 134.9 million earned in the same year-ago quarter. This higher revenue mainly reflects a 20% increase related to tariffs, which resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008. The agreement was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. TGS will bill and cash this tariff increase in long-term monthly installments to its clients as soon as “ENARGAS” (the National Gas Regulatory Body) publishes the new tariffs schedule.

The Natural Gas Transportation segment represented approximately 38% and 40% of the Company’s total revenue during the second quarter of 2010 and 2009, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by ENARGAS.

The natural gas liquids (“NGL”) Production and Commercialization segment revenue increased to Ps. 218.6 million in the three-month period ended June 30, 2010, up 29% from Ps. 168.9 million in the same 2009 period. This increase is mainly due to the rise of international reference prices for propane, butane and natural gasoline, which went up by approximately 50%.

NGL Production and Commercialization revenue accounted for approximately 57% and 50% of the total revenue for the second quarter of 2010 and 2009, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. The commercialization of NGL is made for both the Company’s own account and on behalf of its clients.

During the second quarter of 2010, Other Services revenues amounted to Ps. 20.0 million, decreasing 41% from revenues of Ps. 34.1 million in the same 2009 period. This decrease resulted from lower sales generated by the management construction services (associated with the expansion of TGS’s pipeline system) and midstream services (as some contracts were cancelled in 2009).

Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, this segment accounted for approximately 5% and 10% for the three-month periods ended June 30, 2010 and 2009, respectively. Midstream activities consist of gas treatment, separation and removal of impurities from the natural gas stream, and gas compression, typically rendered at wellhead for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses, for the second quarter of 2010 increased to Ps. 305.3 million from Ps. 233.0 million registered in the second quarter of 2009.  This is mainly due to the rise in NGL processing cost and higher export taxes amounting to Ps. 28.5 million, both of which are mostly explained by higher international reference prices. In addition, in the 2010’s second quarter, an allowance for doubtful accounts for Ps. 27.4 million was recorded, which corresponds to the receivable balance that TGS had with MetroGAS S.A. as of the date this client commenced its reorganization proceedings. Labor costs also increased by Ps. 11.5 million, mainly due to salary increases.

Net financial expense increased to Ps. 100.1 million in 2010 second quarter from Ps. 52.5 million reported in the same quarter of 2009. This significant rise, of Ps. 47.6 million, is mostly attributable to a Ps. 54.6 million adjustment in the value of the 20% tariff increase trade receivable registered in December 2009, as most of it will be billed and cashed in the long term in monthly installments, with no interest.

For the second quarter of 2010, the Company reported a Ps. 5.2 million positive charge in the income tax expense, as a consequence of the taxable loss generated in this quarter.

First Half 2010 vs. First Half 2009

For the six-month period ended June 30, 2010, TGS achieved a total net revenue of Ps. 871.2 million in comparison with Ps. 664.3 million earned in the same semester ended June 30, 2009.

Gas transportation revenue for first half 2010 was Ps. 307.3 million, 14.5% above the Ps. 268.3 million earned in the same previous year period. This increase primarily reflects the tariff increase mentioned above.

The NGL production and commercialization segment increased 53.4% to Ps. 516.9 million in the first half of 2010 from Ps. 336.9 million for the same previous year period. This increase is mainly due to the rise in the international reference prices of propane, butane and natural gasoline.

During the first half of 2010, Other Services revenues amounted to Ps. 47.0 million, decreasing Ps. 12.1 million from the same period in 2009. This reduction is primarily due to the effect of lower revenues generated by midstream and construction services, attributable to the factors mentioned above.

Costs of sales and administrative and selling expenses increased to Ps. 610.0 million in the first half of 2009, up 27% from Ps. 478.7 million in the same previous year period, mainly attributable to higher natural gas costs and higher export taxes amounting to Ps. 76.9 million, both of which are mostly explained by higher international reference prices. In addition, an allowance for doubtful accounts amounting to Ps. 27.4 million was recorded in the 2010’s second semester.

Net financial expense rose to Ps. 145.4 million at the close of 2010’s period from Ps. 135.3 million reported in the first half of 2009. This increase, of Ps. 10.1 million, was mainly related to the Ps. 54.7 million adjustment associated with the 20% tariff increase receivable mentioned above, and was partially compensated by a lower Argentine peso devaluation in the 2010’s semester.

For the semester ended June 30, 2010, TGS reported a Ps. 47.6 million income tax expense, compared to Ps. 29.7 million reported in the same period of 2009. This Ps. 17.9 million increase is due to higher taxable income reported in the 2010’s semester.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2010 amounted to Ps. 131.9 million, substantially lower than the Ps. 247.4 million generated in the 2009’s period, due mainly to higher income tax paid for Ps. 151.0 in the semester of 2010. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 81.5 MMm³/d or 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of the leading processors of natural gas and one of the largest marketers of natural gas liquids in Argentina. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and one subsidiary, 40% by a trust and 10% by Enron Pipeline Company Argentina.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2010 and 2009

(In millions of Argentine pesos)

Six-month period ended June 30, 2010	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	307.3	516.9	47.0	-	871.2
Operating income (loss)	131.8	184.8	13.6	(69.0)	261.2
Depreciation of PP&E	78.0	18.6	6.3	2.8	105.7
Additions to PP&E	33.0	6.6	11.4	6.4	57.4
Identifiable assets	3,764.9	434.9	237.2	1,064.2	5,501.2
Identifiable liabilities	391.6	157.5	21.9	1,687.0	2,258.0

Six-month period ended June 30, 2009
Net revenues	268.3	336.9	59.1	-	664.3
Operating income (loss)	113.2	85.2	23.2	(36.0)	185.6
Depreciation of PP&E	75.6	19.6	6.2	1.5	102.9
Additions to PP&E	48.5	10.6	11.5	4.9	75.5
Year ended December 31, 2009
Identifiable assets	3,858.6	449.0	235.9	1,075.7	5,619.2
Identifiable liabilities	424.8	125.0	13.4	1,834.9	2,398.1

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2010 and 2009

 (In millions of Argentine pesos)

	2010	2009
Generated by Assets
Interest	4.1	6.2
Trade receivables discounted value loss	(54.6)	-
Foreign exchange gain	34.4	71.9
Subtotal	(16.1)	78.1
Generated by Liabilities
Interest expense	(72.3)	(74.6)
Foreign exchange loss	(50.9)	(137.3)
Others	(6.1)	(1.5)
Subtotal	(129.3)	(213.4)
Total	(145.4)	(135.3)

Exhibit III

# Transportadora de Gas del Sur S.A.
## Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009
(In millions of Argentine pesos)

| | 06/30/2010 | 12/31/2009 |
|---|---|---|
| **Current assets** | | |
| Cash and deposits in banks | 408.4 | 441.0 |
| Investments, net | 592.1 | 584.1 |
| Trade receivables, net | 254.2 | 398.0 |
| Other receivables | 41.3 | 32.5 |
| Inventories | 17.7 | 12.5 |
| **Total current assets** | **1,313.7** | **1,468.1** |
| **Non current assets** | | |
| Trade receivables | 96.6 | 11.4 |
| Other receivables | 10.3 | 8.7 |
| Investments, net | 2.0 | 1.8 |
| Property, plant and equipment, net | 4,073.5 | 4,123.4 |
| Intangible assets, net | 5.1 | 5.8 |
| **Total non current assets** | **4,187.5** | **4,151.1** |
| **Total assets** | **5,501.2** | **5,619.2** |
| **Current liabilities** | | |
| Accounts payable | 286.6 | 271.2 |
| Loans | 15.0 | 15.0 |
| Payroll and social security taxes payable | 35.8 | 45.5 |
| Taxes payable | 45.3 | 166.0 |
| Advances from customers | 23.6 | 16.4 |
| Other liabilities | 4.6 | 4.9 |
| Provisions for contingencies | 97.4 | 88.8 |
| **Total current liabilities** | **508.3** | **607.8** |
| **Non current liabilities** | | |
| Loans | 1,497.8 | 1,502.3 |
| Taxes payable | 17.2 | 45.6 |
| Advances from customers | 234.7 | 242.4 |
| **Total non current liabilities** | **1,749.7** | **1,790.3** |
| **Total liabilities** | **2,258.0** | **2,398.1** |
| **Shareholders' equity** | **3,243.2** | **3,221.1** |
| **Total liabilities and shareholders' equity** | **5,501.2** | **5,619.2** |

Exhibit IV

# Transportadora de Gas del Sur S.A.

## Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos)

| | 2010 | 2009 |
|---|---|---|
| **Cash flows provided by operating activities** | | |
| Net income for the period | 52.5 | 12.9 |
| **Reconciliation of net income to cash flows provided by operating activities:** | | |
| Depreciation of property, plant and equipment | 105.7 | 102.9 |
| Amortization of intangible assets | 0.6 | 0.6 |
| Consumption of materials | 1.6 | 0.8 |
| Increase in allowances and provisions | 39.6 | 3.8 |
| Trade receivables discounted value loss | 54.6 | - |
| Write off of intangible assets retired | 0.2 | - |
| (Gain) / loss on related companies | (1.1) | 1.5 |
| Interest expense accrual | 72.3 | 74.6 |
| Result of debt prepayment | (4.2) | (4.5) |
| Interest expense paid | (60.1) | (59.0) |
| Income tax accrued | 47.6 | 29.7 |
| Income tax and asset tax paid | (157.5) | (6.5) |
| Foreign exchange loss | 52.5 | 134.5 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (23.4) | (33.3) |
| Other receivables | (10.0) | 8.0 |
| Inventories | (5.2) | (2.3) |
| Accounts payable | 33.9 | 28.9 |
| Payroll and social security taxes | (9.7) | (6.5) |
| Taxes payable | (39.7) | (9.9) |
| Advances from customers | (14.4) | (25.6) |
| Other liabilities | (0.2) | (3.2) |
| **Cash flows provided by operating activities** | **131.9** | **247.4** |
| **Cash flows used in investing activities** | | |
| Additions to property, plant and equipment | (71.6) | (86.6) |
| Dividends collected | 0.9 | - |
| **Cash flows used in investing activities** | **(70.7)** | **(86.6)** |
| **Cash flows (used in) / provided by financing activities** | | |
| Advances from customers | - | 113.4 |
| Dividens paid | (30.3) | (30.0) |
| Payment of loans | (55.5) | (6.1) |
| **Cash flows (used in) / provided by financing activities** | **(85.8)** | **77.3** |
| **Net (decrease) / increase in cash and cash equivalents** | **(24.6)** | **238.1** |
| **Cash and cash equivalents at the beginning of the year** | **1,025.1** | **604.7** |
| **Cash and cash equivalents at the end of the period** | **1,000.5** | **842.8** |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: August 2, 2010

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